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ROCHE HOLDING 82-3315

Media Release

05013442

Roche

Basel, 16 December 2005

Roche announces successful completion of four pivotal Phase III clinical trials for CERA

Key milestone reached towards filing for renal anemia indication in 2006

Roche, a world leader in biotechnology, today announced that all four maintenance studies of the pivotal Phase III renal program for its unique long-acting anti-anemia agent, CERA, have been successfully completed. CERA is the first and only Continuous Erythropoietin Receptor Activator and the only anti-anemia drug to have ever studied long dosing intervals of once every four weeks in all patients for its initial filing.

The final two studies examining correction of anemia in patients with chronic kidney disease on dialysis and not on dialysis are nearing completion.

In these maintenance studies, patients on dialysis and on stable maintenance treatment of anemia with epoetin or darbepoetin were randomized to continue their treatment or switch to CERA given once every two weeks or once every four weeks. The maintenance studies met their primary endpoints and show that both intravenous and subcutaneous CERA, when given at extended dosing intervals, was effective in maintaining Hb levels. Generally, the safety profile is characteristic of the population under study. The full review of the benefit-risk assessment of CERA will be made by the Health Authorities after filing in 2006.

"This is a key milestone towards submitting a dossier for the registration of CERA to regulatory authorities in the United States and European Union next year," said Eduard Holdener, Global Head Pharmaceutical Development, Roche. "The administration of CERA up to once every four weeks means that we can potentially offer patients a convenient and efficacious medication throughout the many stages of their renal disease."

F. Hoffmann-La Roche Ltd. CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

The aims of the Phase III program were to confirm the efficacy of CERA at extended administration intervals for the correction of anemia and the maintenance of Hb levels and to demonstrate its long-term safety and tolerability. The Phase II - III program is the largest program ever undertaken for a drug treating renal anemia, and involving more than 2,700 patients from 29 countries.

CERA

CERA is a new drug under development for the treatment of anemia in chronic kidney disease patients. It is the first and only Continuous Erythropoietin Receptor Activator. This means that the activity of CERA at the receptor sites involved in stimulating red blood cell production is different from what has been observed for erythropoietin, and this distinct molecular interaction is believed to have an essential role in providing targeted, stable and sustained control of anemia.

About Anemia

Anemia is a complication associated with patients suffering from Chronic Kidney Disease from those with early stage illness to those with end stage kidney failure requiring dialysis. Anemia refers to patients experiencing a lower than normal level of red blood cells or the hemoglobin in them. Hemoglobin enables red blood cells to carry oxygen throughout the body and therefore, when the body is starved of the oxygen it requires, extreme fatigue sets in along with dizziness, pale skin and other symptoms. Other serious clinical complications will appear as the body works harder to compensate for the lack of oxygen.

Normally, when the body senses a decrease in the oxygen available to the body, more erythropoietin (a protein produced by the kidneys) is created. This protein stimulates the production of oxygen-carrying red blood cells in the bone marrow which raises the red blood cell count. When this natural mechanism is hindered (as in patients with kidney disease), it is necessary to stimulate the receptors in the bone marrow to produce red blood cells with agents such as CERA, which will be the first – and only – continuous erythropoietin receptor activator.

Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division

totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Further Information:

-Clinical trials: www.roche-trials.com

Roche Group Media Office

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Notes to the Editor:

The Phase III study program consisted of two correction and four maintenance studies. Correction is a term that is used to describe the initial phase of treatment for renal patients who have been diagnosed with anemia but who have not previously received treatment with an agent to increase their Hb level. Maintenance refers to keeping Hb levels in a defined range over time in patients whose Hb levels have been corrected.

In maintenance, the primary endpoint was the change in haemoglobin (Hb) concentration between baseline and the evaluation period:

- The first study was designed to evaluate IV CERA in the maintenance of Hb levels in CKD patients on dialysis previously maintained on IV epoetin. IV epoetin was dosed up to three times weekly compared to CERA dosed once every two weeks or once every four weeks.

- The second study was designed to evaluate SC CERA in the maintenance of Hb levels in CKD patients on dialysis previously maintained on SC epoetin. SC epoetin was administered up to three times weekly, compared to CERA dosed either once every two weeks or once every four weeks.

- The third study was designed to evaluate IV CERA in the maintenance of Hb levels in CKD patients on dialysis previously maintained on IV darbepoetin alfa. Darbepoetin alfa was dosed once a week or once every two weeks compared to CERA dosed once every two weeks.

- The fourth study was designed to evaluate SC or IV CERA in a pre-filled syringe in the maintenance of Hb levels in patients on dialysis previously maintained on epoetin. Epoetin was administered up to three times weekly compared to CERA administered once every two weeks.

Media Release

Basel, 15 December 2005

Tamiflu gains positive opinion in Europe and Switzerland for prevention of influenza in children 1 to 12 years

Roche announced today that its anti-influenza medicine Tamiflu (oseltamivir) has received a positive opinion from the European and Swiss authorities for the prevention of influenza (prophylaxis use) in children aged one to 12 years. A filing for the same indication was submitted in the United States in April this year and an approval is expected early next year.

Tamiflu is already indicated for the treatment of influenza in adults and children aged 1 year and above and for the prevention of influenza in adults and adolescents 13 years and older. Tamiflu is a highly effective influenza drug that works by blocking an enzyme on the surface of the virus which prevents it infecting other cells in the body.

Eduard Holdener, Head of Global Pharma Development in Roche's Pharmaceutical Division commented: "After approval by the European Commission and Swissmedic, Roche plans to make Tamiflu available to prevent influenza in very young children who are particularly vulnerable during an outbreak of the disease. This is particularly helpful in the family setting when one member of the family catches influenza - using Tamiflu for prevention will stop the spread of the disease to other family members."

The application is based on results from a subset of paediatric patients in a clinical study where Tamiflu was used for the management of influenza in households. The study showed that treatment of flu patients with Tamiflu combined with post- exposure prophylaxis of other household members is more effective in preventing secondary spread of influenza infection in the household than treating the patient alone. The protective efficacy of Tamiflu was the same in children aged one to 12 as in the whole population.

F. Hoffmann-La Roche Ltd. CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Flu's Impact on Children

Influenza is particularly dangerous for the most vulnerable in society and this includes young children and infants. Children younger than two years old are as likely as those over age 65 to be hospitalized because of influenza. It is estimated that children are three times more likely to get sick with the flu – on average, one in 10 adults is affected by influenza annually, compared with one in three children. Therefore, prevention of influenza in children can have a significant impact on the spread of influenza in the household and the whole community.

About Tamiflu

Tamiflu delivers:

- 38 percent reduction in the severity of symptoms
- 67 percent reduction in secondary complications such as bronchitis, pneumonia and sinusitis in otherwise healthy individuals
- 37 percent reduction in the duration of influenza illness
- Tamiflu is shown to provide up to 89 percent overall protective efficacy against clinical influenza in adults and adolescents who had been in close contact with influenza-infected patients

In children, treatment with Tamiflu delivers:

- 36 percent reduction in the severity and duration of influenza symptoms
- 44 percent reduced incidence of associated otitis media as compared to standard care

Pandemic Stockpiling

The World Health Organization (WHO) advises that stockpiling antivirals in advance is presently the only way to ensure that sufficient supplies are available in the event of a pandemic. Roche has been working closely with WHO and national governments to ensure governments are aware of the importance of stockpiling antivirals in the event of a pandemic situation. Roche has received and fulfilled pandemic orders for Tamiflu from around 50 countries worldwide. The magnitude of these orders varies with some countries, France, Finland, Iceland, Ireland, Luxembourg, Netherlands, New Zealand, Norway, Switzerland and UK stockpiling or intending to stockpile adequate Tamiflu to cover 20-40% of their population. To meet this demand Roche has already significantly expanded its Tamiflu production capacity several times, and will continue to take action, both on its own and with several partners, to increase production capacity to assist governments with their pandemic preparedness.

Roche and Gilead

Tamiflu was discovered by Gilead and developed jointly by Gilead and Roche. Roche has exclusive world-wide rights for the manufacturing and marketing of Tamiflu and continues to work in partnership with Gilead.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Additional information

- Roche Health-Kiosk, Influenza: www.health-kiosk.ch/start_grip.htm
-About Tamiflu: www.roche.com/med_mbtamiflu05e.pdf
-About influenza: www.roche.com/med_mbinfluenza05e.pdf
-WHO: Global influenza programme: /www.who.int/csr/disease/influenza/en/
-WHO: Avian flu: www.who.int/mediacentre/factsheets/avian_influenza/en/

Roche Group Media Office

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Group News

Roche

Basel, 14 December 2005

Changes on Corporate Executive Committee and Board of Directors of Roche

Changes on Corporate Executive Committee

Heino von Prondzynski, CEO Division Roche Diagnostics, has decided to retire from his executive functions in the course of next year in order to pursue personal interests. At its last meeting, the Board of Directors of Roche has appointed Severin Schwan as the new CEO Division Roche Diagnostics and as a member of the Corporate Executive Committee, effective 1 January, 2006. Severin Schwan is currently regional head Asia-Pacific of Roche Diagnostics. His successor will be announced in due course.

Also, per 1 January, 2006, Burkhard G. Piper is appointed as a member of the Enlarged Corporate Executive Committee. Burkhard G. Piper was recently appointed head of the diagnostics business unit Roche Diabetes Care following the retirement of Staffan Ek.

As of 1 January, 2006, the Corporate Executive Committee (CEC) of Roche will have the following composition:

Corporate Executive Committee:

Franz B. Humer (1946)	Chairman and CEO of the Roche Group
Erich Hunziker (1953)	Chief Financial Officer, Deputy Head of the Corporate Executive Committee
William Burns (1947)	CEO Division Roche Pharma
Severin Schwan (1967)	CEO Division Roche Diagnostics
Jonathan Knowles (1947)	Head Global Research
Gottlieb Keller (1954)	Head Corporate Services and Human Resources

Enlarged Corporate Executive Committee:

Ed Holdener (1945)	Head Global Pharma Development

Peter Hug (1958)	Head Pharma Partnering
Burkhard G. Piper (1961)	Head Business Unit Roche Diabetes Care
Rolf Schläpfer (1956)	Head Corporate Communications
Osamu Nagayama (1947)	President and CEO Chugai

Secretary to the Corporate Executive Committee:

Pierre Jaccoud (1955)	Head Chairman's Office

Franz B. Humer, Chairman and CEO von Roche: „For many years, Heino von Prondzynski has significantly contributed to the outstanding success of our Diagnostics division. Under his leadership the Division has substantially strengthened its global No 1 position and we express our deep gratitude to him for his distinguished service. With the appointment of Severin Schwan and Burkhard G. Piper we continue to rejuvenate our senior leadership team with highly qualified Roche managers."

Changes on Board of Directors

At the Annual General Meeting (AGM) on 27 February, 2006 the regular terms of Rolf Hänggi, Peter Brabeck-Letmathe, DeAnne Julius and Prof. Horst Teltschik will end. The Board of Directors proposes to the AGM the re-election of Peter Brabeck-Letmathe, DeAnne Julius and Prof. Horst Teltschik as members of the Board of Directors of Roche for another term of three years.

Rolf Hänggi who served the Board of Directors as its Vice President since 1996 has announced his intention not to stand for re-election. The Board of Directors proposes to the AGM the election of Prof. Beatrice Weder di Mauro as a new Board member.

Curricula vitae

Swiss national Beatrice Weder di Mauro was born 1965 in Basel. Since 2001 she is a professor of economics at the University of Mainz and since August 2004, she is a member of the German Council of Economic Experts. Previously she worked as an economist at the International Monetary Fund and at the World Bank, Washington. She holds a PhD from the University of Basel.

The Austrian Severin Schwan, born 1967, graduated in economics and also holds a doctorate in law. His career with Roche began in 1993 at the Corporate Finance department in Basle. After various international positions Severin Schwan became Head of Global Finance & Services for Roche Diagnostics, before he took over as Head of Region Asia Pacific for the Diagnostics division.

Burkhard G. Piper, a German by nationality, was born 1961 and has a Diploma in industrial economics. He started his business career in 1985 with Boehringer Mannheim, a healthcare company which was later acquired by Roche. After several management positions in marketing he was appointed General Manager of Roche Diagnostics Canada in 1999. In 2002 Burkhard Piper took over the position as Head Centralized Diagnostics and since 2005 he leads the Business Unit Roche Diabetes Care.

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ROCHE HOLDING 82-3315

Media release

Roche

Basel, 13 December 2005

Roche and SystemsX collaborate in diabetes research

An innovative industry/academic partnership to translate systems biology research into improved medicines

Roche and the Competence Center for Systems Physiology and Metabolic Diseases (CC-SPMD) of SystemsX, the Swiss initiative in systems biology, today announced a three-year research partnership. Scientists from Roche and the CC-SPMD will participate in a joint research project entitled "Systems biology of the beta cell–application to type 2 diabetes progression". The project aims to identify novel pathways for drug development in diabetes as well as new biomarkers of beta cell failure for diagnostics. Beta cells which are located in the isles of Langerhans in the pancreas– produce and release the hormone insulin, controlling the level of glucose (sugar) in the blood.

A team of more than 15 scientists at Roche and the CC-SPMD, including researchers from the Swiss Federal Institute of Technology in Zurich (ETH Zurich) and the University of Zurich, will collaborate and exchange research results. The project will be financed by Roche at a cost of 2.1 million Swiss francs each year for three years.

"This new, systems-oriented research approach, the integration of several disciplines and collaboration of outstanding scientists from academia and industry will allow us to obtain new insights into the dysregulation of beta cells and their impact on type 2 diabetes progression. We intend to translate this knowledge into innovative treatment options for patients," said René Imhof, Head of Pharma Research, Basel.

"This holistic approach should prove that the whole is stronger than the sum of the parts and ultimately replace the key physiological pathways at the centre of our attention, which is critical for our understanding of metabolic disorders, "said Jacques Mizrahi, Global Therapy Area Head of Metabolic and Vascular Diseases at Roche.

"I am very pleased that such a promising collaboration between a SystemsX project and Roche became reality so fast," said Prof. Ernst Hafen, President of the ETH Zurich and Chairman of the Board of Directors of SystemsX. Prof. Alexander Borbély, Vice-President Research at the University of Zurich, emphasised: "The early incorporation of clinical scientists from the University of Zurich is a good example of an integrative approach to major scientific issues in medicine." And Willy Krek, Professor of Cell Biology at the ETH Zurich and Director of the CC-SPMD, said: "Working closely together with Roche we have designed an exciting project that will accelerate the effective conversion of basic discoveries into evidence-based therapies."

About systems biology

Systems biology is a new discipline that addresses the analysis of entire biological systems. Rather than analysing individual components of a cell, systems biology is focusing on all components and their interacting networks at the level of genes, proteins, biochemical reactions and physiological processes. It is based on the growing understanding of how biological systems interact dynamically to give rise to physiological functions. Understanding complex biological and physiological interactions can help scientists find new ways to detect, prevent and treat multifactorial and polygenic diseases such as diabetes.

Type 2 diabetes

Health experts have warned of a global epidemic of diabetes caused by a rise in overweight and obesity. There are currently 120-140 million people worldwide with type 2 diabetes, and if trends continue, this number is predicted to double in the next 25 years. In the Western world, around 90% of type 2 diabetes cases are attributable to weight gain. Because of the severe health and cost implications of this disease, organisations such as the International Diabetes Federation (IDF) have called for increased efforts to prevent its development. The IDF estimates that 314 million people worldwide, or 8.2% of the global population, have impaired glucose tolerance, a state that often precedes type 2 diabetes.

Roche Diabetes Care

Roche Diabetes Care is a pioneer in the development of blood glucose monitoring systems and a global leader in comprehensive diabetes care. For 30 years, Diabetes Care has been committed to the needs of people with diabetes and healthcare professionals, delivering products which make diabetes management easier, more efficient and cost effective. Today, Roche Diabetes Care is completing the *circle of care* in diabetes management by offering innovative products and solutions reaching from blood glucose monitoring through information management to insulin delivery.

Our main products are the Accu-Chek family of blood glucose meters, infusion pumps, lancing and information management systems, including Accu-Check Aviva, Accu-Chek Compact Plus, Accu-Chek Spirit, Accu-Chek Multiclix and Accu-Chek Pocket Compass 3.0. For more information on Accu-Chek products, see www.roche-diagnostics.com.

About the Competence Center for Systems Physiology and Metabolic Diseases

The Competence Center for Systems Physiology and Metabolic Diseases (CC-SPMD) is a multi-disciplinary research collaboration between the ETH Zurich and the University of Zurich, created to bring the power of systems biology to physiology and medicine. The CC-SPMD brings together scientists from different disciplines, including biology, computer science, chemistry and medicine, to study metabolic control networks of different biosystems and their dynamic behaviour in health and disease. Additional information about the CC-SPMD is available on the Internet (www.cc-spmd.ethz.ch).

About SystemsX

The CC-SPMD is a scientific node of SystemsX, the Swiss initiative in systems biology. The institutions participating in the initiative are the ETH Zurich, the University of Basel and the University of Zurich. It is envisaged that further Swiss universities will join SystemsX to build up a globally competitive, national research network in systems biology. Scientific nodes like the CC-SPMD are devoted to specific scientific questions in systems biology and have one of the SystemsX universities as their lead institution. Besides scientific nodes, SystemsX intends to build up so-called glue projects. These overarching technology platforms are planned to do research in computer science, data management, imaging, genomics, proteomics and other technologies relevant to systems biology. The Glue Projects are intended to interface with all the scientific nodes of SystemsX. For more information on SystemsX, see www.systemsx.ch.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech

and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Media Relations Contacts:

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head R&D Communications)
- Martina Rupp

Forward-looking statements
These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

Media Release

Roche

Basel, 12 December 2005

Roche update on Tamiflu global supply to meet future world demands – from partnerships to regional sub-licenses

12 additional partners identified to enhance Roche production network

First sub-license for China granted to Shanghai Pharmaceutical Group

Roche announces that it has in less than two months completed the systematic evaluation of around 200 third parties interested in helping with the manufacture of Tamiflu. 12 potential partners have been identified whose addition to Roche's Global Tamiflu Supply Network would enhance available supply. As a next step, these potential partners will be invited for further in depth negotiations.

Roche also announces that it has granted a sub-license for China to Shanghai Pharmaceutical Group.

William M. Burns, CEO Roche Pharma Division, commented: "Following our open invitation to third parties we have established a short list of partners who can be ready to expand the capacity beyond 300 million treatments annually by 2007. As yet we have not identified anyone who could significantly speed up the agreed delivery timelines for the first half of 2006, but we have been able to identify partners to insure against breakdowns in supply and partners to broaden geographic coverage. Based on the current orders we have received from governments around the world our capacity to produce 300 million treatments by 2007 is significantly ahead of demand."

Sub-licenses for China and other countries

Roche and Shanghai Pharmaceutical Group have signed the first sub-licensing agreement for the overall production of oseltamivir for pandemic use in China. Roche is also in negotiations for local partnerships in other countries.

Expansion of the Global Tamiflu Supply Network

After systematic screening, Roche production experts started detailed negotiations with twelve companies who met the defined criteria in terms of quality, technical ability, capacity and the speed of bringing that capacity on stream. These companies include major pharmaceutical companies, large generic manufacturers and specialty chemical producers. Roche is now actively engaged in discussions about technology transfers and commercial terms with this shortlist of companies.

"The skills of the different companies offering their services have been thoroughly evaluated by our technical team in recent weeks. As we have surveyed the applications we have focused our attention on how our specialist production team together with each contributing company can further advance global supply," commented Jan van Koeveringe, Head of Pharma Global Technical Operations.

Roche now shifts its emphasis and resources to technical transfer and implementation. Therefore the formal process for new contacts has been closed.

Roche's expanded capacity – delivery dates brought forward

Roche recently announced that it will have increased its own production capacity with existing partners and be in a position to produce 300 million treatments of Tamiflu annually going into 2007. To date all government orders for pandemic supplies have met their agreed delivery dates and with the further stepwise scale-up of its production network activated mid- 2006 Roche will be in a position to bring forward delivery timelines.

Roche's efforts to support government pandemic stockpiling

Roche has been working with many governments over the last few years to determine their needs for stockpiling of Tamiflu and has received and/or fulfilled orders from around 50 countries. In specific countries, particularly in South East Asia, in light of their close proximity to the outbreaks of "bird flu" the company has been in a position to advance delivery schedules. This includes:

- Taiwan, where Roche will be in a position to deliver requested quantities during 2006
- Vietnam, where Roche will be providing capsules or active pharmaceutical ingredient for third parties to encapsulate locally
- Korea and Malaysia where Roche are providing capsules
- In India where Roche will be delivering 100,000 treatment courses of Tamiflu ordered by the Indian Government and where negotiations about a local sub-license are ongoing with local manufacturers.

In Thailand, Philippines and Indonesia, Tamiflu is not patent protected. These governments are therefore free to purchase or manufacture oseltamivir at their discretion. Roche remains willing to discuss supplying governments' orders and the quality requirements of supply.

Patent and Pricing

Tamiflu exists through innovation as a result of the patent system and it is important that medical innovation continues to be encouraged through the granting of patents. Through its collaboration and sub license policy with Tamiflu Roche contributes to the defense against a potential influenza pandemic while also defending intellectual property rights - the key incentive for future innovation.

In addition, Roche offers a tiered pricing system for the sale of Tamiflu with significant reductions for pandemic use. These lower prices are further reduced for less developed countries.

Roche and WHO

Roche has also pledged to donate 3 million treatments to the WHO as a rapid response stockpile for use at the epicentre of a pandemic. This amount, according to experts, could contain or slow down the spread of a potential pandemic at the source of the outbreak, if delivered rapidly. Roche continues the collaboration with WHO as they prepare for the "Donor Conference" in January 2006.

In Summary

"The supply chain now being put in place exceeds our current orders from World Governments. During 2006 our supply chain will grow dramatically reaching an annualized 300 million plus treatments by the start of 2007. We are now also in the position to have a back-up supply in case of an emergency and specific geographic coverage has also been enhanced with suppliers in Europe, the Americas and Asia. Companies we identified to take the capacity further will therefore allow Roche's supply network to respond to future demands from world governments," concluded David Reddy, Roche Pandemic Task Force Leader.

Roche and Gilead

Tamiflu was discovered by Gilead and developed jointly by Gilead and Roche. Roche has exclusive world-wide rights for the manufacturing and marketing of Tamiflu and continues to work in partnership with Gilead.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Additional information

- Roche Health Kiosk, Influenza: www.health-kiosk.ch/start_grip.htm
- About Tamiflu: www.roche.com/med_mbtamiflu05e.pdf
- About influenza: www.roche.com/med_mbinfluenza05e.pdf
- WHO: Global influenza programme: www.who.int/csr/disease/influenza/en/
- WHO: Avian flu: www.who.int/mediacentre/factsheets/avian_influenza/en/

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Media release

Roche

Basel, 12 December 2005

MabThera maintenance therapy dramatically improves survival for patients with lymphoma

Risk of death halved - Roche files label extension in Europe for maintenance therapy

Two years of maintenance therapy with MabThera (rituximab) dramatically improves the chances of survival for patients suffering from one of the most frequent forms of lymphoma, indolent non-Hodgkin's Lymphoma (NHL). The trial showed that the risk of death is halved for patients who receive MabThera maintenance therapy, compared to those who receive no maintenance treatment, irrespective of their initial therapy. The outcome of the clinical trial was presented today at the 47th annual meeting of the American Society of Hematology in Atlanta, USA.

Based on this data, Roche will file today with the European authorities for a label extension for MabThera maintenance therapy for patients suffering from indolent lymphoma. In Western Europe alone, 20'000 people are newly diagnosed with indolent NHL every year, and around 40'000 are being treated for this disease.

"We are conscious that these results open a new era in the management of indolent NHL", said William M. Burns, CEO of the Pharmaceuticals Division at Roche. "Maintenance therapy with MabThera showed unprecedented survival benefits in a serious cancer disease which is currently considered incurable."

Professor Marinus van Oers M.D. from the Academic Medical Center of the University of Amsterdam and lead investigator of the pivotal study said: "Our trial confirms that MabThera maintenance therapy is highly beneficial for all patients, including those who have already received MabThera as part of their initial therapy. We have not seen such an impressive improvement in progression free and overall survival for indolent NHL in the last 30 years. Maintenance therapy with MabThera may well become the new standard of care for these patients."

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

About the study

In the EORTC 20981 (European Organisation for Research and Treatment of Cancer) trial, 465 patients with relapsed and refractory indolent NHL were randomised to receive either 3-weekly cyclophosphamide, doxorubicin, vincristine, and prednisone (CHOP) chemotherapy or MabThera plus CHOP as induction therapy. Responding patients were then again randomised to either MabThera maintenance, or observation (no further treatment).

MabThera maintenance therapy was applied as a single infusion of 375mg/m^2 every three months over a period of two years. The primary endpoints were response rates and progression-free survival for the initial treatment phase and the maintenance phase of the study, respectively. The trial was performed in 130 centres in Canada, Australia, Netherlands, UK, Norway, Slovenia, Slovakia, Belgium, Hungary, South Africa, Sweden, New Zealand, Denmark, Egypt, France, Switzerland, Italy and Poland.

Results of the induction phase

The results of the induction phase of the trial showed that patients who received MabThera and CHOP (R-CHOP) had a significantly higher rate of complete remission than patients who received CHOP chemotherapy alone (29% vs 16%, p value <0.0001). Furthermore, MabThera and CHOP chemotherapy significantly increased progression free survival compared to CHOP chemotherapy alone (median progression-free survival of 33 months vs 20 months, p value 0.0003).

Results of the maintenance phase

Overall survival (% of patients alive at 3 years)

	No maintenance	Maintenance	p value	Risk reduction[1]
All patients	77%	85%	0.011	48%
CHOP subgroup	71%	82%	0.073	48%
R-CHOP subgroup	81%	88%	0.059	50%

[1] Treatment effect of maintenance therapy – reduction in the risk of death

Median progression-free survival

	No maintenance	Maintenance	p value	Risk reduction[2]
All patients	15 months	52 months	<0.0001	60%
CHOP subgroup	12 months	42 months	<0.0001	70%
R-CHOP subgroup	23 months	52 months	0.0043	46%

[2] Treatment effect of maintenance therapy – reduction in the risk of progression of the disease, relapse or death

About Non-Hodgkin's Lymphoma

Non-Hodgkin's lymphoma (NHL) affects 1.5 million people worldwide. Indolent NHL, representing about 45% of NHL patients, is a slow developing but serious cancer of the lymphatic system. It is currently considered incurable. NHL is one of the fastest growing cancers and has grown in incidence by 80% since the early 1970s.[i]

About MabThera

MabThera is a therapeutic antibody that binds to a particular protein - the CD20 antigen - on the surface of normal and malignant B-cells. It then recruits the body's natural defences to attack and kill the marked B-cells. Stem cells (B-cell progenitors) in bone marrow lack the CD20 antigen, allowing healthy B-cells to regenerate after treatment and return to normal levels within several months.

MabThera is indicated for the treatment of indolent and aggressive Non-Hodgkin's Lymphoma. MabThera is known as Rituxan in the United States, Japan and Canada. More than 730,000 patients have been treated with MabThera worldwide to date.

Genentech and Biogen Idec co-market MabThera in the United States, and Roche markets MabThera in the rest of the world, except Japan, where MabThera is co-marketed by Chugai and Zenyaku Kogyo Co. Ltd.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Further Information:

- Genentech: www.gene.com
- BiogenIdec: www.biogen.com
- Roche in Oncology: www.roche.com/pages/downloads/company/pdf/mboncology05e_b.pdf
- Lymphoma: www.lymphoma-net.org
- The Lymphoma Coalition: www.lymphomacoalition.org
- Cancer: www.health-kiosk.ch/start_krebs.htm
- World Health Organization: www.who.int

Roche Group Media Office

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Note to editors:
[1] World Health Report 2000, World Health Organization, www.who.int